Ryan Sansom + 1 617 937 2335 rsansom@cooley.com	VIA EDGAR

March 16, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Julia Griffith

Mr. Dietrich King

Ms. Christie Wong

Mr. Brian Cascio

Re:	Keros Therapeutics, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted on February 27, 2020

CIK No. 0001664710

Ladies and Gentlemen:

On behalf of our client, Keros Therapeutics, Inc. (the “Company”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 9, 2020 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”). The Company is concurrently publicly filing its Registration Statement on Form S-1 (the “Registration Statement”), which reflects changes made in response to the comment contained in the Comment Letter and certain other changes. We are also sending the Staff a copy of this letter, along with a copy of the Registration Statement, which is marked to show all changes from the Amended Draft Registration Statement.

Set forth below is the Company’s response to the comment contained in the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Draft Registration Statement on Form S-1 Submitted February 27, 2020

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Research and Development Costs, page F-10

March 16, 2020

1.

Tell us whether you track your research and development costs by program area. If so, tell us your consideration given for disclosing a breakdown of this information in your filing to provide additional context to your research and development activities. If not, tell us your consideration for disclosing the fact that you do not track these costs by pipeline program area and for providing other quantitative or qualitative disclosure that provides transparency as to the types of costs incurred and concentrations of effort expanded.

Response to Comment 1:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company does not currently track research and development costs by program area. Given the stage of each of the Company’s programs, it has not yet been able to practically and efficiently track costs by program area. In the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, there is further information to provide additional context on the Company’s research and development activities. The Company discloses a breakdown by type of expense which includes personnel expenses, preclinical and development expenses, expenses related to facilities and supplies, professional fees and other expenses, because the Company tracks research and development costs in this manner and uses such information to manage its research and development spending. As the Company’s research and development activities change, the Company will consider expanding its disclosures to provide additional transparency by expanding its description of the Company’s research and development costs, including further breakdown of such by program or otherwise.

* * * *

March 16, 2020

Please direct any questions or comments concerning the Registration Statement or this response letter to either the undersigned at +1 617 937 2335 or Esther Cho at +1 617 937 2354.

Very truly yours,

/s/ Ryan S. Sansom

Ryan S. Sansom

cc:	Jasbir Seehra, Ph.D., Keros Therapeutics, Inc.

Marc A. Recht, Cooley LLP

Esther Cho, Cooley LLP

Peter Handrinos, Latham and Watkins LLP

Nathan Ajiashvili, Latham and Watkins LLP